April 14, 2020

Matthew Derby

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C.  20549

Re: Cityzenith Holdings, Inc. Offering Statement on Form 1-A

                  Filed March 3, 2020

                  File No. 024-11170

Dear Mr. Derby:

We are in receipt of your comment letter dated March 30, 2020, regarding the Offering Circular (“Offering Circular”) on form 1A filed by CityZenith Holdings, Inc. (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Offering Circular (“Amended Offering Circular”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Offering Statement on Form 1-A

Cover Page

1. You disclose in the first paragraph of the cover page that "No commissions will be paid for the sale of the Shares offered by the Company." However, you also disclose that

StartEngine Primary LLC will receive 5% of the gross proceeds of the offering. Please reconcile or advise.

The statement “No commissions will be paid for the sale of the Shares offered by the Company” has been deleted from the Amended Offering Circular.

2. We note that your offering has no required minimum and your disclosure indicates you may conduct multiple closings. Please revise to clarify the situations when a closing will occur. Your disclosure should make clear the situations in which the events or measurements are dependent on a closing. Also, if appropriate, make sure your offering circular cover page explains the material implications of multiple closings to investors, including its impact on whether purchasers can receive returns of funds from escrow.

299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

We have added the following language to the Amended Offering Circular:

This offering is being conducted on a “best efforts” basis pursuant to Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings.   The Company has engaged Prime Trust, LLC as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors until requested by the Company.  We will hold a series of closings at which we receive the funds from the Escrow Agent and issue the shares to investors.  There is no minimum offering amount and the Company anticipates undertaking closings on a rolling basis without qualifications for such closings.  Investors will not be entitled to receive a return of funds held in escrow and the Company may direct a closing regardless of the amount which is being held in escrow at such time. After each such closing, funds tendered by investors will be available to the Company.  The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) thirty six months from the date upon which the Securities and Exchange Commission qualifies the Offering Statement of which this Offering Circular forms a part, or (3) the date at which the offering is earlier terminated by the Company in its sole discretion.

3. We note your disclosure that you may apply to have your common stock listed on the

NASDAQ or the OTCQB marketplace. Please revise to describe in greater detail the

Nasdaq and OTCQB Marketplace requirements you need to meet in order to list or quote your shares of common stock. Clarify that there is there is no guarantee your application will be successful or that you will ever be listed on a national securities exchange.

We have added the following language to the Amended Offering Circular:

In order to qualify for listing on NASDAQ, the Company would have to meet certain requirements, including having a shareholder equity of at least $2,000,000, at least 100,000 shares of public float, a minimum of 300 shareholders, total assets of $4,000,000, $3 minimum bid price of the company stock and a public float market value of $1,000,000.  Listing on the OTCQX requires the Company to have net tangible assets of $5,000,000 initially or if the Company has less than 3 years of operations or $2,0000 if more than three years of operations or $6 million average revenue for the last three years or a $5 bid price and either $500,000 net income, $1 million net tangible assets,  $2 million revenues or $5 million total assets.  The Company must also have 50 beneficial shareholders each owning at least 100 shares.  There is no guarantee that the Company will qualify for listing upon any exchange or market.  Failure by the Company to qualify for one of these exchanges or markets would substantially decrease the liquidity of the Shares.

4. You disclose that up to 100,000 shares may be issued as bonus shares to StartEngine OWNers. Please disclose the effective discount to the offering price that will result from the issuance of the bonus shares.

We have added language to the Amended Offering Circular that investors could experience dilution based upon the effective discount resulting from the issuance of the bonus shares.  The effective discount represents approximately $0.01 per share or less than 1%.

5. We note your disclosure indicating you are an emerging growth company and that you may elect to comply with certain reduced reporting requirements for this offering circular and future filings after this offering. Please note that emerging growth company status is inapplicable to disclosure requirements in this offering circular or future reports filed under Rule 257 as an issuer in a Tier 2 offering under Regulation A. Please revise your disclosure accordingly.

References to reduced reporting requirements for emerging growth companies has been removed from the Amended Offering Circular.

6. We note your disclosure that "in 2019, the Digital Twin market was valued at USD 3.8 billion and the Company is targeting 10% market penetration." While the use of projections is permitted and encouraged, there must be a reasonable basis for them.

Revise to disclose the material assumptions underlying the projections and provide details about the bases for the projections.

We have revised the Amended Offering Circular to contain the following language:

The Digital Twin market is estimated to grow from USD 3.8 billion in 2019 to USD 24.69 billion by 2024, at a compound annual growth rate of 37.8%. Factors driving the demand for digital twin include the growing adoption of emerging technologies such as IoT and cloud for the implementation of digital twins and promising prospect of digital twins in industries such as healthcare, aerospace and defense, and automotive and transportation.

We plan to disrupt the Digital Twin market through consolidation of software tools, more analytical capability and more data storage leading to a reduction in project man-hours. In 2019, the Digital Twin market was valued at USD 3.8 billion in 2019 and is anticipated to reach $24.69 billion by 2024.  The Company is targeting $101 million or approximately 4% market penetration by the year 2024.  These projections are based upon historical revenue and projected market acceptance of our products to date assuming the continued growth of the market and product adaption.  In 2019 our revenue decreased from $182,632 to $152,018, however, we anticipate that revenue in the fiscal year 2020 will grow and will continue to grow based upon the number of contracts which the Company has executed and continued growth as our products continue to gain market as a result of our increased brand and product recognition and marketing efforts.

7. We note that you completed a Simple Agreement for Future Equity ("SAFE") offering in December 2019 pursuant to Regulation CF. Please revise to provide the pertinent rights and privileges of the SAFE instruments and the impact those instruments may have on subscribers in this offering, including any potential dilution that may occur. In addition,

please provide appropriate risk factor disclosure.

Additional disclosure regarding the SAFE instruments and the addition of risk factors have been added and the dilution table has been revised accordingly.

Risks Related to the Offering, page 13

8. We note your disclosure that "The Company’s present officers, directors, and principal stockholders own a majority of the Company’s outstanding Common Stock." However,

we note that on a fully diluted basis, at completion of the offering, you disclose that such stockholders will hold 28.21% voting power. Please revise to clarify whether the present officers, directors and principal stockholders will have a majority or substantial control of the company.

This disclosure has been revised in the Amended Offering Circular to read as follows:

The Company’s present officers, directors, and principal stockholders own approximately 43% of the Company’s outstanding Common Stock. If the maximum offering occurs, the officers, directors, and principal stockholders will own 10,068,102 of the 30,730,392 (or 32.57%) of issued and outstanding voting stock (on a fully diluted basis). Therefore, the Company’s present management and principal stockholders will continue to be able to elect a majority of the directors and otherwise exert control over the Company, and the investors in the Offering will have very limited ability to remove, control, or direct the management.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

9. Please revise to provide an updated discussion and analysis of the company's financial condition and results of operations for each year and interim period for which financial statements are required. Refer to Part II, Item 9 of Form 1-A.

The financial statements and the Management’s Discussion of Analysis of Financial Condition and Results of Operations have been updated to include audited financial statements for the years ended December 31, 2019 and 2018.

10. Please revise to provide further detail regarding your plan of operation for the 12 months following the commencement of the offering, including a statement indicating whether the proceeds from the offering will satisfy your cash requirements or whether you anticipate needing to raise additional funds in the next six months to implement the plan of operations. Refer to Item 9(c) of Part II of Form 1-A.

The following language has been added to the Amended Offering Circular.

Our financial statements are prepared using U.S. generally accepted accounting principles, or U.S. GAAP, applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  Since inception, the Company has relied on raising capital through the sale of stock and convertible notes to private investors to fund its operations, as well as, early on, advances from founders and short-term loans.  As of December 31, 2019, the Company had negative capital and will likely incur additional losses prior to generating positive working capital.  These matters raise substantial concern about the Company’s ability to continue as a going concern.  However, the Company’s management has demonstrated consistent success in meeting the Company’s capital needs during its development phase year after year, and believes its considerable experience mitigates this concern. During the next 12 months, the Company intends to fund its operations with funding from this Offering and funds from revenue producing activities, if and when such can be realized.  If the Company cannot at least $5 million from the current Offering, the Company will require additional short-term capital.  If such capital cannot be obtained, it may cease operations.

Results of Operations, page 28

11. Please revise to present cost of revenues either as a component of your gross profit or as a separate line item within operating expenses. Please remove any presentations of gross profit that exclude cost of revenues. Please similarly revise your financial statements.

Liquidity and Capital Resources, page 30

References to gross profit have been removed.

12. Please disclose the material terms of your convertible notes, including the interest rate,

repayment date and conversion terms. Also, consider whether risk factor disclosure is appropriate for any related party transactions or dilution from the shares underlying the convertible notes. Please file the convertible notes as exhibits.

We have added additional disclosure regarding the material terms of the Notes and have added copies of the form of Notes as exhibits 3.2, 3.3 and 3.4.

Critical Accounting Policies and Estimates, page 32

13. You disclose on page 33 that you adopted ASC 606 effective January 1, 2018. However,

your disclosures on pages F-9 and F-10 suggest that you have not yet adopted ASC 606.

On page 35, you indicate that you chose to opt out of the extended transition period available to emerging growth companies under the JOBS Act. Please clarify and revise your filing accordingly.

We have revised the language in the Amended Offering Circular to remove references to the adoption of ASC 606.  Similarly, we have removed the language regarding opting out of the extended transition period.

Audited Financial Statements, page F-1

14. Please revise to provide updated audited financial statements for the year ended December 31, 2019. Please refer to paragraphs (c)(1)(ii) and (b)(3)-(4) to Part F/S of Form 1-A.

The Company is including audited financial statements for the year ended December 31, 2019.

Statement of Operations, page F-5

15. Please refer to ASC 260-10-45-2 and revise to present basic and diluted earnings per share on the face of your income statement for all periods presented. Please also provide the disclosures required by ASC 260-10-50.

Basic and diluted EPS calculation was added to the statement of operations for the presentation periods and Loss per Share disclosures in accordance with ASC 260-10 were added to Note 2.

Signatures, page 54

16. The offering statement must also be signed by your principal accounting officer or controller. Please revise to provide the signature of the person who is signing in that capacity. See Instructions 1 for Signatures on Form 1-A.

Michael Jansen currently serves as the Company’s principal accounting officer and has executed the Amended Offering Circular in such capacity.

General

17. We note section 7 of your Subscription Agreement contains an exclusive forum provision and a jury trial waiver. Please revise your offering statement to:

• Describe the exclusive forum and the jury trial provisions, including how each such provision will impact your investors, identifying the relevant forum for litigation;

• Describe any questions as to enforceability of each such provision under federal and state law;

• Clarify whether each of these provisions applies to claims under the federal securities laws and whether each such provision applies to claims other than in connection with this offering;

• To the extent any of these provisions applies to federal securities law claims, please revise the disclosure to state that, by agreeing to such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and

• Clarify whether purchasers of interests in a secondary transaction would be subject to each of these provisions.

Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We have amended the Subscription Agreement to remove the waiver of jury trial provisions.  A copy of the amended Subscription Agreement is attached hereto as Exhibit 4.1

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.